

July 31, 2013

Via E-mail
Neil Scheckter
Chief Executive Officer
GS Valet, Inc.
4315 Lemac Drive
Houston, TX 77096

      Re: GS Valet, Inc.
            Post-effective Amendment to Form S-1
            Filed July 17, 2013
            File No. 333-182629

Dear Mr. Scheckter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your registration statement on Form S-1 was declared effective September 27, 2012, and that the post-effective amendment filed July 17, 2013 was your first post-effective amendment to this registration statement. If an offering continues for more than nine months, you are required to update your registration statement by post-effective amendment if the information in the prospectus is more than sixteen months old. Please tell us whether any offers or sales were made after June 27, 2013. Additionally, please tell us how you communicated to the selling securityholders that they may not sell securities pursuant to the registration statement until current financial statements have been filed. Refer to Securities Act section 10(a)(3) and Securities Act Rule 427.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Jillian Sidoti, Esq.